3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

March 31, 2010

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

File No. 001-12984

Dear Mr. Decker:

This shall serve as our response to your letter dated March 19, 2010, which relates to our response dated March 5, 2010 to the comments provided by the Staff regarding your review of the Eagle Materials Inc. annual report on Form 10-K for the year ended March 31, 2009, Quarterly Reports on Form 10-Q for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009 and the Definitive Proxy Statement on Schedule 14A filed on June 26, 2009. For future reference, please note that our fax number is (214) 432-2100.

Form 10-K for Fiscal Year Ended March 31, 2009

Gypsum Wallboard Operations, Page 3

Cement Operations. Page 6

Concrete and Aggregates Operations. Page 12

1.	We note your response to prior comment 2 in which you confirm your reserves are proven and/or probable reserves. Please label your reserves in future filings as proven and/or probable reserves, as may be appropriate and if combined, please note this fact in your filing.

Company Response

We confirm that in future filings we will label our reserves as proven and/or probable, as may be appropriate, and if combined we will disclose that fact.

Financial Statements

Notes. to the Financial Statements

(B) Property, Plant and Equipment, page 46

2.	We reissue prior comment 10. Given that your mining assets appear to represent approximately 15% of total equity, we continue to believe that you should expand your disclosures regarding these assets. In this regard, please separately disclose any mining assets recorded and corresponding amounts in future filings. Please also separately discuss in critical accounting policies any known factors that create uncertainty over the recoverability of these assets, including changes in specific commodity prices or increase in extraction costs. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Company Response

We will disclose in future filings the amount of mining assets included in property, plant and equipment for all of the periods in which total property, plant and equipment is disclosed. Additionally, we confirm that we will separately discuss in our critical accounting policies any known factors that create uncertainty over the recoverability of these assets. The Company will implement these changes in our March 31, 2010 Form 10-K as follows:

The following sentence will be inserted after the property, plant and equipment table, which is anticipated to be shown in a footnote to the financial statements in our March 31, 2010 Form 10-K:

Included in Property Plant and Equipment are $xxx and $37.5 million of mining and related assets (net of accumulated depreciation) at March 31, 2010 and 2009, respectively.

Our discussion in the March 31, 2010 Form 10-K of the impairment of long-lived assets in our critical accounting policy will be expanded to include a discussion of the risks associated with our mining assets. Below is the expected critical accounting policy with the requested additional disclosures in bold:

Impairment of Long-lived Assets. We assess our long-lived assets, including mining and related assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and in the case of our mining assets, changes in the costs and availability of extraction of our mineral assets and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

We note that your comment states that our mining assets appear to represent 15% of our total equity. Our mining assets at December 31, 2009 actually represent less than 10% of our total equity.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James H. Graass

William R. Devlin